Exhibit 99.1
NRP (GP) L. P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Partners of NRP (GP) L.P.
     We have audited the accompanying consolidated balance sheets of NRP (GP) L.P. as of December 31, 2005 and 2004. These financial statements are the responsibility of NRP (GP) L.P.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of NRP (GP) L.P. at December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG LLP
Houston, Texas
February 23, 2006

NRP (GP) L.P.
CONSOLIDATED BALANCE SHEETS
(In thousands)
ASSETS

	December 31,	December 31,
	2005	2004

Current assets:
Cash and cash equivalents	$50,086	$43,400
Accounts receivable	21,947	15,059
Accounts receivable — affiliate	6	25
Other	833	786

Total current assets	72,872	59,270
Land	14,123	13,721
Plant and equipment, net	5,924	—
Coal and other mineral rights, net	590,459	523,844
Loan financing costs, net	2,431	1,837
Other assets	1,583	2,552

Total assets	$687,392	$601,224

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities:
Accounts payable	$677	$576
Accounts payable — affiliate	88	105
Current portion of long-term debt	9,350	9,350
Accrued incentive plan expenses — current portion	1,237	1,583
Property, franchise and other taxes payable	4,138	3,460
Accrued interest	1,534	266

Total current liabilities	17,024	15,340
Deferred revenue	14,851	15,847
Accrued incentive plan expenses	5,395	3,271
Long-term debt	221,950	156,300
Minority interest	416,686	401,243
Partners’ capital:
Limited partners’ interest	12,286	10,074
General partner’s interest	2	2
Accumulated other comprehensive loss	(802)	(853)

Total partners’ capital	11,486	9,223

Total liabilities and partners’ capital	$687,392	$601,224

The accompanying notes are an integral part of these financial statements.

NRP (GP) L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation and Organization
     NRP (GP) LP (the “Partnership”) is a Delaware limited partnership formed on April 2002 to be the general partner of Natural Resource Partners L.P. (“NRP”).
     As the general partner of NRP, the Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2005, NRP controlled approximately 2.0 billion tons of proven and probable coal reserves in eleven states. NRP does not operate any mines. NRP leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine NRP’s coal reserves in exchange for royalty payments. NRP’s lessees are generally required to make payments to NRP based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.
2. Summary of Significant Accounting Policies
Principles of Consolidation
     The financial statements include the accounts of Natural Resource Partners L.P. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.
Reclassification
     Certain reclassifications have been made to the prior year’s financial statements to conform to current year classifications.
Use of Estimates
     Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents
     The Partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.
Land, Coal and Mineral Rights
     Coal mineral rights owned and leased are recorded at cost and are depleted on a unit-of-production basis by lease, based upon coal mined in relation to the net cost of the mineral properties and estimated proven and probable tonnage therein, or over the amortization period of the contractual rights.
Plant and Equipment
     Plant and equipment consists of a coal preparation plant and rail loadout facility are recorded at cost and are being depreciated on a straight-line basis over their useful life.

Asset Impairment
     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.
Concentration of Credit Risk
     Substantially all of the Partnership’s accounts receivable result from amounts due from third-party companies in the coal industry. This concentration of customers may impact the Partnership’s overall credit risk, either positively or negatively, in that these entities may be affected by changes in economic or other conditions. Receivables are generally not collateralized. Historical credit losses incurred by the Partnership on receivables have not been significant.
Fair Value of Financial Instruments
     The Partnership’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of the Partnership’s financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature. The fair market value of the Partnership’s long-term debt was estimated to be $197.6 million and $159.1 million at December 31, 2005 and 2004, respectively, for the senior notes. The fair values of the senior notes represent management’s best estimate based on other financial instruments with similar characteristics.
     Since the Partnership’s credit facility has variable rate debt, its fair value approximates its carrying amount. The Partnership had $25.0 million in outstanding debt under the credit facility at December 31, 2005.
Deferred Financing Costs
     Deferred financing costs consist of legal and other costs related to the issuance of the Partnership’s revolving credit facility and senior notes. These costs are amortized over the term of the debt.
Income Taxes
     The Partnership is not a federal taxpaying entity, as the individual partners are responsible for reporting their pro rata share of the Partnership’s federal taxable income or loss. In the event of an examination of the Partnership’s tax return, the tax liability of the partners could be changed if an adjustment in the Partnership’s income is ultimately sustained by the taxing authorities.
LTIP Awards and New Accounting Standards
     Statement of Financial Accounting Standards No. 123R “Accounting for Stock-Based Compensation,” revised in 2004, superseded APB No. 25. Awards under our Long Term Incentive Plan have been accounted for on the intrinsic method under the provisions of APB No. 25. FAS 123R, effective for the first quarter of 2006, requires us to recognize a cumulative effect of the accounting change at the date of adoption based on the difference between the fair value of the unvested awards and the intrinsic value recorded. Additionally, FAS 123R provides that grants after the effective date must be accounted for using the fair value method which will require us to estimate the fair value of the grant using the Black-Scholes or another method and charge the estimated fair value to expense over the service or vesting period of the grant. FAS 123R requires that the fair value be recalculated at each reporting date over the service or vesting period of the grant. Use of the fair value method as compared with the intrinsic method will not change the total expense to be reflected for a grant but it may impact the period in which expense is reflected by increasing expense in one period based upon the fair value calculation and lowering expense in a different period. The Partnership is in the process of evaluating the impact of the adoption of FAS 123R and expect to adopt it in the first quarter of 2006 using the modified prospective method.
3. Plant and Equipment
The Partnership’s plant and equipment consist of the following:

	December 31,	December 31,
	2005	2004
	(In thousands)
Plant and equipment at cost	$6,019	$—
Accumulated depreciation	95	—

Net book value	$5,924	$—

4. Coal and Other Mineral Rights
The Partnership’s coal and other mineral rights consist of the following:

	December 31,	December 31,
	2005	2004
	(In thousands)
Coal and other mineral rights	$734,242	$634,960
Less accumulated depletion and amortization	143,783	111,116

Net book value	$590,459	$523,844

5. Long-Term Debt
Long-term debt consists of the following:

	December 31,	December 31,
	2005	2004
	(In thousands)
$175 million floating rate revolving credit facility, due October 2010	$25,000	$—
5.55% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2023	53,400	56,700
4.91% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2018	67,900	73,950
5.55% senior notes, with semi-annual interest payments in June and December, maturing June 2013	35,000	35,000
5.05% senior notes, with semi-annual interest payments in January and July, with scheduled principal payments beginning July 2008, maturing in July 2020	50,000	—

Total debt	231,300	165,650
Less — current portion of long term debt	(9,350)	(9,350)

Long-term debt	$221,950	$156,300

Principal payments due in:

2006	$9,350
2007	9,350
2008	17,042
2009	17,042
2010	42,042
Thereafter	136,474

$231,300

     The Partnership’s obligations under the credit facility are unsecured but are guaranteed by its operating subsidiaries. Indebtedness under the revolving credit facility bears interest, at the Partnership’s option, at either:
•	the higher of the federal funds rate plus an applicable margin ranging from .00% to 1.00% or the prime rate as announced by the agent bank; or

•	at a rate equal to LIBOR plus an applicable margin ranging from 0.75% to 2.00%.
     At December 31, 2005, the weighted average interest rate on the outstanding advances was 7.25%. The Partnership incurs a commitment fee on the unused portion of the revolving credit facility at a rate ranging from 0.15% to 0.40% per annum.
     The credit agreement also contains covenants requiring the Partnership to maintain:
•	a ratio of consolidated indebtedness to consolidated EBITDDA (as defined in the credit agreement) of 3.75 to 1.0 for the four most recent quarters; provided however, if during one of those quarters the Partnership has made an acquisition, then the ratio shall not exceed 4.0 to 1.0 for the quarter in which the acquisition occurred and (1) if the acquisition is in the first half of the quarter, the next two quarters or (2) if the acquisition is in the second half of the quarter, the next three quarters; and

•	a ratio of consolidated EBITDDA to consolidated fixed charges (consisting of consolidated interest expense and consolidated lease operating expense) of 4.0 to 1.0 for the four most recent quarters.
     The Partnership also has outstanding $206.3 million in unsecured senior notes which are guaranteed by its operating subsidiaries. Proceeds from the issuance of the senior notes were used to repay borrowings under the Partnership’s revolving credit facility and for related expenses. The terms under the senior notes require that the Partnership maintain a fixed charge coverage ratio of not less than 3.50 to 1.0 and a limit on consolidated debt to consolidated EBITDA of not more than 4.0 to 1.0.
     The Partnership was in compliance with all terms under its long-term debt as of December 31, 2005.
6. Related Party Transactions
     Quintana Minerals Corporation, a company controlled by Corbin J. Robertson, Jr., Chairman and CEO of GP Natural Resource Partners LLC, provided certain administrative services to the Partnership and charged it for direct costs related to the administrative services. At December 31, 2005 and 2004, the Partnership had accounts payable to affiliates of $0.1 million, which includes general and administrative expense payable to Quintana Minerals Corporation.
     WPP provides certain administrative services to the Partnership and charged it for direct costs related to the administrative services.

First Reserve Corporation
     Prior to August 2005, First Reserve Corporation controlled a partnership that held 4,796,920 subordinated units. In connection with this investment, First Reserve had a contractual right to appoint two members to the Partnership’s board of directors. Following the public sale of these subordinated units in 2005, First Reserve relinquished this contractual right. However, one of the two First Reserve appointees, Steve Smith, has remained on the Partnership’s board. Mr. Smith is an independent director and serves on our audit committee. Alex Krueger, the other director appointed by First Reserve, resigned from the board in December 2005. Mr. Krueger is a managing director at First Reserve, which during 2005 had investments in two of the Partnership’s lessees, Alpha Natural Resources and Foundation Coal Holdings. Because Mr. Krueger also served on the boards of directors of Alpha and Foundation during 2005, the Partnership’s relationships with each of these companies are summarized below.
     Alpha Natural Resources. The Partnership has entered into a number of coal mining leases with Alpha through a combination of new leases entered into upon its purchase of the Alpha property and through leases it had with entities that Alpha acquired.
     The Alpha leases in general have terms of five to ten years with the ability to renew the leases for subsequent terms of five to ten years, until the earlier to occur of: (1) delivery of notice that the lessee will not renew the lease or (2) all mineable and merchantable coal has been mined. The leases provide for payments to the Partnership based on the higher of a percentage of the gross sales price or a fixed minimum per ton of coal sold from the properties, with minimum annual payments. Under the Alpha leases minimum royalty payments are credited against future production royalties.
     At December 31, 2005, the Partnership had accounts receivable outstanding of $1.5 million with Alpha Natural Resources.
     The Partnership believes the production and minimum royalty rates contained in the Alpha leases are consistent with current market royalty rates.
     Foundation Coal Holdings, Inc. controls the Partnership’s lessee on the Kingston and Plum Creek properties in West Virginia, which contained approximately 6.7 million tons of proven and probable reserves as of December 31, 2005.
     The leases have terms of five to ten years with the ability to renew the lease for subsequent terms of five years unless the lessee gives notice it will not renew the lease. The lease provides for payments to us based on the higher of a percentage of the gross sales price or a fixed minimum per ton of coal sold from the properties, with annual minimum payments. Under the leases minimum royalty payments are credited against future production royalties. The Partnership believes the production and minimum royalty rates contained in the leases are consistent with current market royalty rates.
     At December 31, 2005, the Partnership had accounts receivable outstanding of $0.4 million with Foundation Coal Holdings, Inc.
7. Commitments and Contingencies
Legal
     The Partnership is involved, from time to time, in various other legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, the Partnership’s management believes these claims will not have a material effect on the Partnership’s financial position, liquidity or operations.

Environmental Compliance
     The operations conducted on the Partnership’s properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, the Partnership may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of the Partnership’s coal leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify the Partnership against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. The Partnership has neither incurred, nor is aware of, any material environmental charges imposed on it related to its properties for the period ended December 31, 2005. The Partnership is not associated with any environmental contamination that may require remediation costs.
8. Incentive Plans
     Prior to the Partnership’s initial public offering, GP Natural Resource Partners LLC adopted the Natural Resource Partners Long-Term Incentive Plan (the “Long-Term Incentive Plan”) for employees and directors of GP Natural Resource Partners LLC and its affiliates who perform services for the Partnership. The compensation committee of GP Natural Resource Partners LLC’s board of directors administers the Long-Term Incentive Plan. Subject to the rules of the exchange upon which the common units are listed at the time, the board of directors and the compensation committee of the board of directors have the right to alter or amend the Long-Term Incentive Plan or any part of the Long-Term Incentive Plan from time to time. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.
     A phantom unit entitles the grantee to receive the fair market value of a common unit in cash upon vesting. The fair market value is determined by taking the average closing price over the last 20 trading days prior to the vesting date. The compensation committee may make grants under the Long-Term Incentive Plan to employees and directors containing such terms as it determines, including the period over which the phantom units will vest. Phantom units vest upon a change in control of the Partnership, the general partner, or GP Natural Resource Partners LLC. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s phantom units will be automatically forfeited unless and to the extent the compensation committee provides otherwise. In February 2005, the board of directors of GP Natural Resource Partners LLC granted to directors and key employees 57,696 additional phantom units that vest in February 2009. There were 211,931 phantom units outstanding at December 31, 2005.
     GP Natural Resource Partners LLC adopted the Natural Resource Partners Annual Incentive Compensation Plan (the “Annual Incentive Plan”) in October 2002. The Annual Incentive Plan is designed to enhance the performance of GP Natural Resource Partners LLC’s and its affiliates’ key employees by rewarding them with cash awards for achieving annual financial and operational performance objectives. The compensation committee in its discretion may determine individual participants and payments, if any, for each year. The board of directors of GP Natural Resource Partners LLC may amend or change the Annual Incentive Plan at any time. The Partnership reimburses GP Natural Resource Partners LLC for payments and costs incurred under the Annual Incentive Plan.
     The Partnership accrued expenses to be reimbursed to its general partner of $3.0 million, $3.5 million and $2.2 million for the years ended December 31, 2005, 2004 and 2003 related to these plans. In connection with the Long-Term Incentive Plans, cash payments of $1.3 million, $0.9 million and $0.2 million were paid for the years ended December 31, 2005, 2004 and 2003.

9. Subsequent Events
Senior Notes
     On January 19, 2006, the Partnership issued an additional $50 million of senior unsecured notes in a private placement. Proceeds were used to repay $15 million of borrowings under the Partnership’s existing revolving credit facility. The remainder of the proceeds were used to finance the second phase of the three-phase acquisition of interests in 144 million tons of coal reserves in the Illinois Basin from Williamson Development Company.
Acquisition
     On January 20, 2006, the Partnership closed the second of three separate transactions to acquire coal reserves in the Illinois Basin from Williamson Development LLC. The second transaction for $35 million was funded with senior notes issued in a private placement.
Distributions
     On February 14, 2006, the Partnership paid a quarterly distribution of $0.7625 per unit to all holders of common and subordinated units. The distribution represented a $0.025 per unit increase over the previous quarter.